

Mail Stop 4628

May 8, 2017

T. M. "Roe'' Patterson
President
Basic Energy Services, Inc.
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102

> **Re:** **Basic Energy Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 13, 2017**
> **File No. 333-217288**
> **Registration Statement on Form S-3**
> **Filed April 13, 2017**
> **File No. 333-217289**
> **Response dated May 4, 2017**

Dear Mr. Patterson:

We have limited our review of your registration statements to the issue we have addressed in our comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments conveyed orally by the staff on April 27, 2017.

General

1. Your letter dated May 4, 2017 provides your consideration of Article 11 of Regulation S-X in light of your recent emergence from Chapter 11 bankruptcy and application of fresh start accounting. It appears that these events require the presentation of a pro forma income statement illustrating the material effects of the reorganization and fresh start accounting, including, but not necessarily limited to, the reduction in your senior notes and long-lived assets along with changes to your capital structure. Revise to provide this type of pro forma information consistent with the requirements of Rule 11-01(a)(8) of Regulation S-X. Your pro forma income statement should include adjustments to your

historical financial statements that are consistent with the criteria per Rule 11-02(b)(6) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David C. Buck
        Andrews Kurth Kenyon LLP